Date of Filing: November 29, 1999                             File No. _________


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U5A

                          NOTIFICATION OF REGISTRATION

                 Filed under Section 5(a) of the Public Utility
                          Holding Company Act of 1935


                               Scottish Power plc
                               ------------------
                               Name of Registrant

          The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

(1)    Exact name of registrant:                Scottish Power plc

(2)    Address of principal executive offices:  In Scotland:            In the United States:
                                                1 Atlantic Quay         Suite 900, Kaiser Building
                                                Glasgow G2 8SP          500 N.E. Multnomah Street
                                                Scotland UK             Portland, OR  97232

(3) Name and address of officers to whom notices and communications should be addressed:

 Ian Robinson                               Alan Richardson
 Chief Executive Officer                    Scottish Power plc
 Scottish Power plc                         Suite 900 Kaiser Building
 1 Atlantic Quay                            500 N.E. Multnomah Street
 Glasgow G2 8SP                             Portland, OR 97232
 Scotland UK

with copies to:
 Andrew Mitchell, Company Secretary         M. Douglas Dunn
 James Stanley, General Counsel             Milbank Tweed Hadley & McCloy LLP
 Scottish Power plc                         1 Chase Manhattan Plaza
 1 Atlantic Quay                            New York, NY 10005
 Glasgow G2 8SP
 Scotland UK

(4) Required information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships):

Name of Company                             Organization       State/Country         Type of Business
---------------------------------------  ------------------  -----------------  ---------------------------
Scottish Power plc                       Corp.               Scotland           Holding Company

ScottishPower U.K. plc                   Corp.               Scotland           Electric Utility Company

   Caledonian Gas Limited                Corp.               Scotland           Gas Retailing

   Camjar plc                            Corp.               England            Inactive

     Spotlight Trading Limited           Corp.               England            Inactive

     Telephone Information Services plc  Corp.               England            Inactive

   Celt Power Limited                    Corp.               England            Wind Powered Electricity
                                                                                Generation

   Dynamic Power Limited                 Corp.               Scotland           Manufacture, Marketing and
                                                                                Sale of Custom Power
                                                                                Products

   ScottishPower Electricity             Corp.               Scotland           Scottish Electricity
    Settlements Limited                                                         Settlement

   Scottish Energy Services Limited      Corp.               Scotland           Inactive

   Scottish Power Trustees Limited       Corp.               Scotland           Inactive

   ScottishPower Distribution Limited    Corp.               Scotland           Inactive

   ScottishPower Energy Supply Limited   Corp.               Scotland           Inactive

   ScottishPower Gas Limited             Corp.               Scotland           Gas Retailing

   ScottishPower Generation Limited      Corp.               Scotland           Inactive

   ScottishPower Investments Limited     Corp.               Scotland           Investment Holding Company

     Beaufort Energy Limited             Corp.               Scotland           Inactive

Name of Company                             Organization       State/Country         Type of Business
---------------------------------------  ------------------  -----------------  ---------------------------

       CRE Energy Limited                Corp.               Northern Ireland   Wind Powered Electricity
                                                                                Generation

     Caledonian Communications Limited   Corp.               Scotland           Dormant

     Cathcart Insurance Limited (in      Corp.               Isle of Man        Insurance
      Voluntary Liquidation: 1
      November 1996)

     Domestic Appliance Insurance        Corp.               Isle of Man        Insurance
      Limited

     Genscot Limited                     Corp.               Scotland           Investment Holding Company

       Manweb plc                        Corp.               England            Regional Electricity
                                                                                Company

         Manweb Holdings Limited         Corp.               England            Inactive

            Barnfleet Limited            Corp.               England            Inactive

            Manweb Contracting           Corp.               England            Foreign Service Company
             Services Limited

            Manweb Energy Consultants    Corp.               England            Energy Services
             Limited

            Manweb Gas Limited           Corp.               England            Foreign Holding Company

            Manweb Generation Holdings   Corp.               England            Foreign Holding Company
             Limited

               Manweb Generation         Corp.               England            Inactive
                (Winnington) Limited

              Wind Resources Ltd.                            England            Holding Company
               (45%) held)

Name of Company                             Organization       State/Country         Type of Business
---------------------------------------  ------------------  -----------------  ---------------------------

                  Corland Cross Ltd.                         England            Project Company

                  Coal Clough Ltd.                           England            Project Company

            Manweb Pensions Trustees     Corp.               England            Pension Company
             Limited

            Manweb Services Limited      Corp.               England            Energy Services

            Merseyside Power Trading     Corp.               England            Inactive
             Limited

         Manweb Nominees Limited         Corp.               England            Dormant

         Manweb Share Scheme Trustees    Corp.               England            Inactive
          Limited

     ScotPower Limited                   Corp.               Scotland           Dormant

     Scotspower Limited                  Corp.               Scotland           Dormant

     Scotsgrid Limited                   Corp.               Scotland           Dormant

     ScottishPower Finance Limited       Corp.               Scotland           Investment Holding Company

       Shoreham Operations Co., Ltd.     Corp.               England            Generating Project Co.
        Corp (50% held)

       South Coast Power Limited         Corp.               England            Dormant

     ScottishPower Insurance Limited     Corp.               Isle of Man        Insurance

     ScottishPower Leasing Limited       Corp.               Scotland           Lease Finance

     ScottishPower Securities Limited    Corp.               Scotland           Inactive

Name of Company                             Organization       State/Country         Type of Business
---------------------------------------  ------------------  -----------------  ---------------------------

     Thus plc (50.1% held)               Corp.               Scotland           Telecommunications and
                                                                                Internet Service Provider

       Demon Internet Inc.               Corp.               Delaware           Internet Service Provider

       Scotland Online Limited           Corp.               Scotland           Internet Service Provider

       Golfing Scotland Limited          Corp.               Scotland           Internet Service Provider

     ScottishPower Telecommunications    Corp.               Scotland           Inactive
      Limited

       Demon Internet Limited            Corp.               England            Inactive

         Cityscape Global Media Limited  Corp.               England            Inactive

         Cityscape Internet Services     Corp.               England            Inactive
          Limited

         Cityscape Limited               Corp.               England            Inactive

         Demon Internet Inc.             Corp.               USA                Internet Service Provider

         Demon Limited                   Corp.               England            Inactive

         Dispatch Publishing Limited     Corp.               England            Inactive

         Locomotive Software Group       Corp.               England            Inactive
          Limited

            Locomotive Software          Corp.               England            Inactive
             Developments Limited

            Turnpike 1996 Limited        Corp.               England            Inactive

            Turnpike Limited             Corp.               England            Inactive

         The IP Systems Operation        Corp.               England            Inactive
          Limited

Name of Company                             Organization       State/Country         Type of Business
---------------------------------------  ------------------  -----------------  ---------------------------

       Lancastrian Holdings Limited      Corp.               England            Inactive

         Megafone (UK) Limited           Corp.               England            Inactive

         Psychic Companions Limited      Corp.               England            Inactive

       Watermark Games Limited           Corp.               England            Inactive

       SPPT Limited                      Corp.               England            Dormant

     SSEB Limited                        Corp.               Scotland           Dormant

     Waterline Insurance Company         Corp.               Isle of Man        Insurance
      Limited

   ScottishPower Share Scheme Trustees   Corp.               Scotland           Special Purpose Company
    Limited

   Scottish Power Transmission Limited   Corp.               Scotland           Dormant

   SMW Limited                           Corp.               Scotland           Sewage Sludge Treating

   Southern Water plc                    Corp.               England            Inactive

     Aquaclear Limited                   Corp.               England            Dormant

     Bowsprit Holdings Limited           Corp.               England            Property Investment

       Bowsprit Property Development     Corp.               England            Property Development
        Limited

       Monk Rawling Limited              Corp.               England            Inactive

     Coastal Wastewater Consultants      Corp.               England            Inactive
      Limited

     E S Taylor (Worthing) Holdings      Corp.               England            Inactive
      Limited

       James Leppard & Sons Limited      Corp.               England            Landfill Site Operator

Name of Company                             Organization       State/Country         Type of Business
---------------------------------------  ------------------  -----------------  ---------------------------

       T&E Hire (Tool & Equipment)       Corp.               England            Dormant
        Limited

       Taylor Plant & Haulage Limited    Corp.               England            Waste Disposal Site
                                                                                Operator

       Taylors Glass & Waste Recycling   Corp.               England            Inactive
        Limited

       TES Environmental Services        Corp.               England            Inactive
        Limited

     Ecoclear Limited                    Corp.               England            Inactive

     Hazeley Down Mineral Water          Corp.               England            Dormant
      Company Limited

     Linemicro Limited                   Corp.               England            Inactive

     M.W. Longley Limited                Corp.               England            Dormant

     McDowells Limited                   Corp.               England            Pension Company

     ScottishPower Group Money           Corp.               England            Pension Company
      Purchase Pension Scheme Limited

     Southern Science Limited            Corp.               England            Inactive

     Southern Water Executive Pension    Corp.               England            Pension Company
      Scheme Trustees Limited

     Southern Water Global Limited       Corp.               England            Dormant

     Southern Water Industries Limited   Corp.               England            Inactive

       Contract Services (S.E.) Limited  Corp.               England            Dormant

Name of Company                             Organization       State/Country         Type of Business
---------------------------------------  ------------------  -----------------  ---------------------------

     Southern Water Mirror Image         Corp.               England            Pension Company
      Pension Trustees Limited

     Southern Water Pension Trustees     Corp.               England            Pension Company
      Limited

     Southern Water Services Limited     Corp.               England            Water Supply and Waste
                                                                                Water Services

       Pipeworks Limited                 Corp.               England            Dormant

       Southern Water Services Finance   Corp.               England            Finance Company
        plc

     Southern Water Share Scheme         Corp.               England            Inactive
      Trustees Limited

     Southern Water Technologies         Corp.               England            Dormant
      Limited

     Timber Clear Limited                Corp.               England            Inactive

     Water Working Limited               Corp.               England            Inactive

   Teledata (Holdings) Limited           Corp.               Scotland           Inactive

     Ring-a-Round Limited                Corp.               England            Dormant

     Teledata (Outsourcing) Limited      Corp.               England            Inactive

       The Call Centre Service Limited   Corp.               England            Inactive

     Teledata Scotland Limited           Corp.               Scotland           Inactive

     The Information Service Limited     Corp.               England            Inactive

       Clubcall Telephone Services       Corp.               England            Inactive
        Limited

       Clubline Services Limited         Corp.               England            Dormant

Name of Company                             Organization       State/Country         Type of Business
---------------------------------------  ------------------  -----------------  ---------------------------

     Telephone International Media       Corp.               England            Inactive
      Holdings Limited

       Copperteam Limited                Corp.               England            Inactive

       Telephone International Media     Corp.               England            Inactive
        Limited

       TIM Limited                       Corp.               England            Dormant

   Scot Ash Limited                      Corp.               England            Ash Sales

   Sabre Water Limited                   Corp.               Scotland           Inactive

   ScottishPower NA 1 Limited            Corp.               Scotland           Special Purpose Company

   ScottishPower NA 2 Limited            Corp.               Scotland           Special Purpose Company

     NA General Partnership              Partnership         Nevada             Special Purpose Entity

     PacifiCorp                          Corp.               OR                 Electric Utility

         Centralia Mining Company        Corp.               WA                 Mining Company

         Demand Side Receivables, Inc.   Corp.               OR                 Demand Side Company

         Energy West Mining Company      Corp.               UT                 Mining Company

         Glenrock Coal Company           Corp.               WY                 Mining Company

         Interwest Mining Company        Corp.               OR                 Mining Company

         Pacific Minerals, Inc.          Corp.               WY                 Parent of Coal Company (JV)

        Bridger Coal Company             Corp.               WY                 Mining Company (JV -
                                                                                66.67% interest)

Name of Company                             Organization       State/Country         Type of Business
---------------------------------------  ------------------  -----------------  ---------------------------

         PacifiCorp Environmental        Corp.               DE                 Claims Remediation
          Remediation Company

   Biodiversidad Sostenible              Business            Bolivia            Greenhouse mitigation
                                         Arrangement                            project

         Rio Bravo Carbon                Business            Belize             Greenhouse mitigation
          Sequestration Pilot Project    Arrangement                            project

         PFS Acquisition Corp.           Corp.               OR                 Special purpose company

         PPW Repurchase LLC              L.L.C.              DE                 Special purpose finance
                                                                                company

         PacifiCorp Future               Corp.               OR                 Holds rain forest carbon
          Generations, Inc.                                                     credits

         PacifiCorp Group Holdings       Corp.               DE                 Nonutility Holding Company
          Company

         PACORP                          Corp.               OR                 DRIP Trust

            PacifiCorp Investment        Corp.               OR                 Investments
           Management, Inc.

     PGHC

         En . able LLC                   L.L.C.              DE                 Energy-related Investments

           Orcom System, Inc.            Corp.               OR                 Billing and customer
                                                                                service (JV-50% interest)

         New Energy Holdings I, Inc.     Corp.               OR                 Nonutility Holding
                                                                                Company
           EnergyWorks Holdings I        Corp.               Cayman Islands     Cogeneration projects

           EnergyWorks (C.I.) LLC        L.L.C.              Cayman Islands     Cogeneration projects
                                                                                (JV-50% interest)

         Inspect LLC                     L.L.C.              OR                 Cogeneration project  (JV
                                                                                - 60% interest)

Name of Company                             Organization       State/Country         Type of Business
---------------------------------------  ------------------  -----------------  ---------------------------

         PACE Group, Inc.                Corp.               OR                 Economic Development Assets

         Pacific Kinston Energy, Inc.    Corp.               OR                 Generation-related Company

   Pacific Klamath Energy, Inc.          Corp.               OR                 Generation-related Company

   PacifiCorp Development Company        Corp.               OR                 Generation-related Company

     Pacific Generation (Cayman), Inc.   Corp.               Cayman Islands     Generation-related Company

       PacGen GP Co., Ltd.               Corp.               Cayman Islands     Generation-related Company

     PacifiCorp Generation Int'l, BV     Corp.               Netherlands        Philippine Generation
                                                                                Assets

     Pacific Bakun Energy, BV            Corp.               Netherlands        Philippine Generation
                                                                                Assets

     Pacific Generation Int'l. Ltd.      Corp.               Cayman Islands     Philippines Generation
                                                                                Assets

       PacGen SMHPC Ltd.                 Corp.               Mauritius          Project Bidding Company

     PacifiCorp Australia Gas Project    Corp.               Cayman Islands     Project Bidding Company
      Corp.

     PacifiCorp Brazil Development       Corp.               Cayman Islands     Project Bidding Company
      Corp.

     PacifiCorp International            Corp.               Cayman Islands     Project Bidding Company
      Development Corp.

     PacifiCorp Ismir Development Corp.  Corp.               Cayman             Project Bidding Company
                                                             Islands

Name of Company                             Organization       State/Country         Type of Business
---------------------------------------  ------------------  -----------------  ---------------------------

     PacifiCorp Turkey Holding Co.       Corp.               OR                 Project Bidding Company

     PacifiCorp Turkey BV                Corp.               Netherlands        Project Bidding Company

     PacifiCorp Turkey Generation        Corp.               Cayman Islands     Project Bidding Company
      Development Corp.

   PacifiCorp Energy, Inc. (3)           Corp.               OR                 Gas Storage Development

     PacifiCorp-Enstor Gas Storage Co.   Corp.               DE                 Gas Storage Development
                                                                                (JV - 33.3% interest)

       Columbia Gas Storage LLC          L.L.C.              DE                 Gas Storage Development
                                                                                (98% interest)

       Delta Gas Storage LLC             L.L.C.              DE                 Gas Storage Development
                                                                                (98% interest)

       Farnham Gas Storage LLC           L.L.C.              DE                 Gas Storage Development
                                                                                (98% interest)

       Jefferson Gas Storage LLC         L.L.C.              DE                 Gas Storage Development
                                                                                (98% interest)

       Moab Gas Storage LLC              L.L.C.              DE                 Gas Storage Development
                                                                                (98% interest)

     PacifiCorp Kentucky Energy Co.      Corp.               OR                 Energy-related Investments

   PacifiCorp Energy Services, Inc.      Corp.               OR                 Service Company

   PacifiCorp Energy Ventures, Inc.      Corp.               OR                 Investments

Name of Company                             Organization       State/Country         Type of Business
---------------------------------------  ------------------  -----------------  ---------------------------

   PacifiCorp EnergyCo Holdings LLC      L.L.C.              OR                 Finance Company

   PacifiCorp International Group        Corp.               OR                 Nonutility Holding Company
    Holdings Company

   PacifiCorp Power Marketing, Inc.      Corp.               OR                 Marketing Company

     PPM 1 LLC                           L.L.C.              OR                 Inactive

     PPM 2 LLC                           L.L.C.              OR                 Inactive

     PPM 3 LLC                           L.L.C.              OR                 Inactive

     PPM 4 LLC                           L.L.C.              OR                 Inactive

     PPM 5 LLC                           L.L.C.              OR                 Inactive

     PPM 6 LLC                           L.L.C.              OR                 Inactive

   PacifiCorp Powercoal LLC              L.L.C.              OR                 Finance Company

   PacifiCorp Trans, Inc.                Corp.               OR                 Transportation Company

PacifiCorp Financial Services, Inc.      Corp.               OR                 Nonutility Holding Company

   Birmingham Syn Fuel I, Inc.           Corp.               OR                 Syn. Fuel Company

     Birmingham Syn Fuel, LLC            L.L.C.              OR                 Syn. Fuel Company

     PacifiCorp Syn Fuel, LLC            L.L.C.              OR                 Syn. Fuel Company

   Birmingham Syn Fuel II, Inc.          Corp.               OR                 Syn. Fuel Company

   CS Holdings, Inc.                     Corp.               OR                 Investments

   Covol Technologies, Inc.              Corp.               DE                 R&D for agents for iron
                                                                                reverts, coal and coke (JV
                                                                                - 9.40%  interest)

   Koala FSC, Ltd.                       Corp.               Bermuda            Special Purpose Finance
                                                                                Company

Name of Company                             Organization       State/Country         Type of Business
---------------------------------------  ------------------  -----------------  ---------------------------

   Leblon Sales Corporation              Corp.               U.S. Virgin        Special Purpose Finance
                                                             Islands            Company

   Paccom Leasing Corporation            Corp.               OR                 Leasing Company

   Pacific Development (Property), Inc.  Corp.               OR                 Property Development
                                                                                Company

   Pacific Harbor Capital, Inc.          Corp.               DE                 Financial Service Company

     Lakewood Properties, Inc.           Corp.               DE                 Real Estate Investments

     PFI International, Inc.             Corp.               Guam               Special Purpose Finance
                                                                                Company

     PFI Lakewood Limited, Inc.          Corp.               OR                 Tax-Exempt Investments

     PHC Properties Corporation          Corp.               FL                 Tax-Exempt Investments

   PCC Holdings, Inc.                    Corp.               OR                 Finance Company

     Hillsborough Leasing Services,      Corp.               NJ                 Leasing Company
      Inc.

     Stanan Computer Leasing, Inc.       Corp.               DE                 Leasing Company

   PNF Holdings, Inc.                    Corp.               WA                 Finance Company

   VCI Acquisition Co.                   Corp.               OR                 Acquisition Company

   Eastern Investment Company            Corp.               OR                 Finance Company

     PacifiCorp Australia, LLC           L.L.C.              OR                 Indirect Holding Company
                                                                                for Powercor

     PacifiCorp Australia Holdings Pty   Corp.               Australia          Indirect Holding Company
      Ltd.                                                                      for Powercor

     Powercor Australia Limited          Corp.               Australia          Electric Company

Name of Company                             Organization       State/Country         Type of Business
---------------------------------------  ------------------  -----------------  ---------------------------

     Australia Ombudsman Corporation     Corp.               Australia          Ombudsman among utilities
                                                                                & customers

       Hazelwood Australia, Inc.         Corp.               OR                 Indirect Holding Company
                                                                                for Hazelwood

         Hazelwood Ventures, Inc.        Corp.               OR                 Finance Company

            Hazelwood Finance LP         Partnership         Australia          Financing Entity
                                                                                (LP - 12.55% interest)

         Hazelwood Holdings, Inc.        Corp.               Cayman Islands     Indirect Holding for
                                                                                Hazelwood

            Hazelwood Pacific Pty Ltd.   Corp.               Australia          Indirect Holding Company
                                                                                for Hazelwood

       Hazelwood Power Partners          Partnership         Australia          Operating Power Plant and
                                                                                adjacent coal mine (19.9%
                                                                                GP interest)

       PacifiCorp Global, Inc.           Corp.               Cayman Islands     Indirect Holding Company
                                                                                for Hazelwood

   PacifiCorp EnergyCo                   Corp.               England/Wales      Inactive

     PacifiCorp Services Limited         Corp.               England/Wales      Inactive

       PacifiCorp Finance (UK) Limited   Corp.               England/Wales      Inactive

         PacifiCorp Acquisitions         Corp.               England/Wales      Inactive

   PacifiCorp Investments (Middle        Corp.               United Kingdom     Inactive
    East) Int'l Holding Co. Limited

   Pan-Pacific Global Corporation        Corp.               OR                 Finance Company


Name of Company                             Organization       State/Country         Type of Business
---------------------------------------  ------------------  -----------------  ---------------------------

       PacifiCorp Australia Pty Ltd.     Corp.               Australia          Indirect Holding Company
                                                                                for Powercor

 PacifiCorp Netherland Holdings BV       Corp.               Netherlands        Indirect Holder of
                                                                                Philippine Assets

   PacifiCorp Philippines Development    Corp.               Cayman Islands     Indirect Holder of
    Corporation                                                                 Philippine Assets

       Ambuklao Power, Inc.              Corp.               Philippines        Inactive

     PacifiCorp Turkey Development       Corp.               Cayman Islands     Inactive
      Corporation

     PacifiCorp UK Development           Corp.               Cayman Islands     Inactive
      Corporation

                                   Signature
                                   ---------


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York on this the 29th day of November, 1999.


                                    Scottish Power plc


                                    By: /s/ Ian Russell
                                       -----------------------------------
                                         Ian Russell
                                         Deputy Chief Executive Officer



(Seal)

Attest

/s/ James Stanley
-------------------------
James Stanley
General Counsel

                                  Verification
                                  ------------



State of New York
                    ss.:
County of New York


  The undersigned , being duly sworn, deposes and says that he has duly executed the attached Notification of Registration dated November 29, 1999 for and on behalf of Scottish Power plc, that he is the Chief Executive Officer of such company, and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he/she is familiar with such instruments and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.


                                /s/ Ian Russell
                                ----------------------------------
                                   Ian Russell


(Official seal)


Subscribed and sworn to before me at this 29th day of November, 1999.


                                 /s/ Raquel Miranda
                                 ----------------------------------




My commission expires: June 1, 2001